SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 12, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated November 12, 2020, The Company communicates that it has sold and transferred three floors with a leasable area of approximately 3,266 sqm, a retail store of approximately 225 sqm located in the ground floor and 15 parking spaces of Boston Tower located at 265 Della Paolera in Catalinas District of Buenos Aires City.

The transaction price was set at approximately USD 19.1 million (USD 1.1 corresponding to the retail store), which had already been paid. The offices price reached USD/sqm 5,490.

After this transaction, IRSA PC has no remaining leasable area in the building, only keeping a space of the first basement.

The accounting result of this operation will be recognized in the Company's Financial Statements for the second quarter of FY 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 12, 2020